Exhibit 99.1

Weidai Ltd. Announces Full Year 2020 Financial Results

Hangzhou, March 19, 2021 – Weidai Ltd. (“Weidai” or the “Company”) (NYSE: WEI), a leading auto-backed financing solution provider in China, today announced its financial results for the year ended December 31, 2020, which have not been audited or reviewed by the Company’s independent registered accounting firm.

Full Year 2020 Operational Results

Loan balance

Total loan balance as of December 31, 2020 was RMB4.5 billion (US$0.7 billion).

Full Year 2020 Financial Results Net revenues in 2020 were RMB1,536.1 million (US$235.4 million). Among net revenues, loan service fee was RMB1,411.1 million (US$216.3 million), other revenues were RMB97.8 million (US$15.0 million) and net financing income was RMB30.8 million (US$4.7 million).

Provision for loans and advances in 2020 was RMB803.7 million (US$123.2 million).

Operating costs and expenses in 2020 were RMB1,141.1 million (US$174.9 million). Among operating costs and expenses, provision for financial guarantee liabilities was RMB103.0 million (US$15.8 million), origination and servicing expenses were RMB766.3 million (US$117.4 million), sales and marketing expenses were RMB15.1 million (US$2.3 million), general and administrative expenses were RMB229.5 million (US$35.2 million), and research and development expenses were RMB27.1 million (US$4.2 million). Share-based compensation expenses in 2020 were RMB6.1 million (US$0.9 million).

Loss from operations in 2020 was RMB408.7 million (US$62.6 million).

Income tax expenses in 2020 were RMB316.5 million (US$48.5 million).

Net loss in 2020 was RMB714.3 million (US$109.5 million).

Net loss and comprehensive loss attributable to Weidai Ltd.’s ordinary shareholders in 2020 was RMB712.6 million (US$109.2 million).

Adjusted net loss in 2020 was RMB708.3 million (US$108.6 million).

Regulatory Developments

As stated in the earnings release for the first half of 2020 furnished with the SEC on September 17, 2020, Weidai has been cooperating closely with local government in its operation since July 2020. Weidai’s management team is committed to fully cooperating and complying with government instructions. Weidai re-affirms its commitment to ensure a smooth exit from peer-to-peer investments on its platform and would like to thank investors again for their patience and supports during this special period.

Use of Non-GAAP Financial Measures

The Company uses adjusted net income/(loss), a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that adjusted net income/(loss) helps identify underlying trends in its business by excluding the impact of share-based compensation expenses/(benefits). The Company believes that adjusted net income/(loss) provides useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted net income/(loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider it in isolation, or as a substitute for net income/(loss), cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

About Weidai Ltd.

Weidai Ltd. is a pioneer and leading auto-backed financing solution provider in China supported by sophisticated and effective risk management system and technology. The Company transforms used automobiles, a type of “non-standard” collateral, into investable assets, to provide accessible credit for China's small and micro enterprises, and connects the borrowers with institutional funding partners through its platform.

For more information, please visit http://weidai.investorroom.com/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the noon buying rate on December 31, 2020 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Weidai may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Weidai’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited the following: Weidai’s goal and strategies; Weidai’s expansion plans; Weidai’s future business development, financial condition and results of operations; Weidai’s expectations regarding demand for, and market acceptance of, its solutions and services; Weidai’s expectations regarding keeping and strengthening its relationships with borrowers, investors and financial institutions and other platform participants; general economic and business conditions; Weidai’s assumptions underlying or related to any of the foregoing regulations and governmental policies relating to the online consumer finance industry in China; and Weidai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Weidai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Christensen

Mr. Rene Vanguestaine

Tel: +86-10-5900-1548

E-mail: rvanguestaine@christensenir.com

In US:

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

WEIDAI LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	As of December 31, 2020
	RMB	US$
	(in thousands)
ASSETS Current assets:
Cash and cash equivalents	409,498	62,758
Restricted cash	195,940	30,029
Loans and advances, net	732,016	112,186
Prepaid expenses and other assets	302,261	46,324
Deposits	534,058	81,848
Amounts due from related parties	15,360	2,354
Total current assets	2,189,133	335,499
Non-current assets:
Long-term investments	13,574	2,080
Prepaid expenses and other assets	18,614	2,853
Property, equipment and software, net	37,672	5,773
Deferred tax assets	403,852	61,893
Total non-current assets	473,712	72,599
Total assets	2,662,845	408,098

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including current liabilities of the consolidated variable interest entities and subsidiaries without recourse to the primary beneficiary of RMB1,048,511 (US$160,691) as of December 31, 2020):
Payable to institutional funding partners and online investors	43,480	6,664
Current account with online investors and borrowers	254,175	38,954
Income tax payable	242,638	37,186
Accrued expenses and other liabilities	366,020	56,094
Amounts due to related parties	5,146	789
Contract liabilities	163,057	24,990
Total current liabilities	1,074,516	164,677
Non-current liabilities (including non-current liabilities of the consolidated variable interest entities and subsidiaries without recourse to the primary beneficiary of RMB19,237 (US$2,948) as of December 31, 2020):
Contract liabilities	19,237	2,948
Total non-current liabilities	19,237	2,948
Total liabilities	1,093,753	167,625

Shareholders’ equity
Class A ordinary shares (par value of US$0.000002 per share; 35,390,055 shares issued and outstanding as of December 31, 2020)	-	-
Class B ordinary shares (par value of US$0.000002 per share; 35,071,400 shares issued and outstanding as of December 31, 2020)	1	-
Additional paid-in capital	1,241,845	190,321
Accumulated other comprehensive loss	(2,510)	(385)
Retained earnings	325,750	49,923
Total Weidai Ltd. shareholders’ equity	1,565,086	239,859
Noncontrolling interests	4,006	614
Total shareholders’ equity	1,569,092	240,473
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,662,845	408,098

Weidai Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	Year Ended December 31, 2020
	RMB	US$
Net revenues:
Loan service fee	1,411,061	216,255
Other revenues	97,783	14,986
Financing income	52,837	8,098
Less: Funding costs	(21,992)	(3,370)
Net financing income	30,845	4,728
Business related taxes and surcharges	(3,540)	(543)
Total net revenues	1,536,149	235,426
Provision for loans and advances	(803,736)	(123,178)
Net revenues after provision for loans and advances	732,413	112,248

Operating costs and expenses:
Provision for financial guarantee liabilities	(103,027)	(15,790)
Origination and servicing	(766,275)	(117,437)
Sales and marketing	(15,113)	(2,316)
General and administrative	(229,506)	(35,173)
Research and development	(27,144)	(4,160)
Total operation costs and expenses	(1,141,065)	(174,876)

Loss from operations	(408,652)	(62,628)
Interest expense, net	(89)	(14)
Government subsidies	4,221	647
Other income, net	6,663	1,021
Net loss before income taxes	(397,857)	(60,974)
Income tax expenses	(316,486)	(48,504)
Net loss	(714,343)	(109,478)
Net loss attributable to noncontrolling interests	1,770	271
Net loss and comprehensive loss attributable to Weidai Ltd.’s ordinary shareholders	(712,573)	(109,207)
Loss per share:
Basic	(10.11)	(1.55)
Diluted	(10.11)	(1.55)
Shares used in loss per share computation:
Basic	70,461,455	70,461,455
Diluted	70,461,455	70,461,455

Weidai Ltd.

Reconciliation of GAAP And Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	Year Ended December 31, 2020
	RMB	US$
Net loss	(714,343)	(109,478)
Add:
Share-based compensation expenses	6,093	934
Adjusted net loss	(708,250)	(108,544)